Mail Stop 6010

September 26, 2006

Mr. Olli Vaartimo
Executive Vice President and Chief Financial Officer
Metso Corporation
P.O. Box 1220
FI-00101
Helsinki, Finland

> **RE:** **Metso Corporation**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **File No. 001-14400**

Dear Mr. Vaartimo,

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Consolidated Statements of Cash Flows, page F-6

1.   We note you present separately "change in net working capital, net of effect from
        business acquisitions and disposals." Please tell us how your current presentation
        complies with the guidance in IAS 7. Tell us why it would not be more
        meaningful to investors to present this information within the cash flows from
        operating activities section of the cash flow statement.

Note 1 – Accounting principles, page F-9

Basis of Presentation, page F-9

2.   We see that your financial statements are prepared in accordance with
        International Financial Reporting Standards as adopted by the EU and that there
        are no differences between IFRS as adopted by the EU and IFRS published by the
        IASB. Please tell us why there are no differences in your financial statements
        given the exceptions allowed under IAS 39 for companies using IFRS adopted by
        the EU.

Sales with Repurchase Commitments, page F-13

3.   We note your accounting policy relating to sales with repurchase commitments
        and that the income on the transactions is recognized "as a lease until the expiry
        of the resale rights."

        ▪   Please describe to us your arrangements with customers under these contracts
            and explain how these arrangements would meet the definition of, and the
            accounting for, a lease pursuant to IAS 17.

        ▪   Tell us how your accounting complies with the guidance in paragraph 5 of the
            Appendix to IAS 18.

        ▪   Describe to us how you account for these transactions under US GAAP and, if
            appropriate, explain how these arrangements would meet the definition of,
            and the accounting for, a lease pursuant to SFAS 13.

4.   Tell us whether you enter into any other arrangements to lease out equipment you
        produce. If so, tell us how you account for these leases as lessor, both under
        IFRS adopted by the EU and US GAAP.

Trade-ins, page F-13

5.   Describe to us in greater detail the typical sales transactions, i.e., the types of products or segment of your business, that would involve an agreed upon trade-in price with customers. Tell us how you value and account for the items traded-in, both under IFRS adopted by EU and US GAAP, and cite the authoritative guidance on which relied in accounting for these transactions.

Note 7. Reversal of Finnish pension liability, page F-25

6.   Please describe to us the "certain changes" introduced in 2004 that resulted in the disability portion of the Finnish TEL being no longer regarded as a defined benefit plan.

7.   Explain in detail how you accounted for the impact of the changes introduced in 2004 and the accounting guidance on which you relied. Specifically, address how reversal of the €80 million Finnish pension liability is consistent with the guidance in IAS 19.

Note 12. Acquisitions, page F-31

8.   Please tell us how your disclosure of net sales of the acquired businesses complies with paragraph 67(i) of IFRS 3, which requires you to disclose the profit and loss since the acquisition date.

Note 16. Investments in associated companies, page F-39

9.   Tell us whether any of the associated companies presented in the second table of the note are joint ventures as defined by IAS 31. Specifically address your 50% ownership in Shanghai Neles-Jamesbury Valve Co. Ltd. Tell us how your current disclosure complies with paragraph 54-57 of IAS 31.

Note 19. Inventory, page F-42

10.   Please tell us where you disclosed the amount of inventories recognized to expense during the periods presented, as required by paragraph 36(d) of IAS 2, or explain why you are not required to provide such disclosures.

Note 24. Long-term debt, page F-48

11.   We see that you exchanged €256 million of existing notes for €274 of new bonds in November of 2004. Please tell us how you evaluated and accounted for this transaction under paragraphs 40 and AG62 of IAS 39 or cite the literature upon which you relied.

12.   Please revise future filings to provide the disclosures required by paragraphs 40 through 42 of IFRS 7 relating to your interest rate risk. We note the discussion currently provided in MD&A on page 75 pursuant to Item 305 of Regulation S-K.

Note 37. Lawsuits and claims - Pending asbestos litigation, page F-74

13.   Please revise future filings to make all of the disclosures required by paragraphs 84-86 of IAS 37 or tell us why you are not required to provide such disclosures.

Note 36. Transition to IFRS Reporting - Accounting for Goodwill, page F-77

14.   Please tell us and revise future filings to disclose whether you tested goodwill for impairment in accordance with paragraph 79(c) of IFRS 3 and IAS 36.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ▪   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Angela Crane
Branch Chief